Exhibit 99.1

COMPANY EMPLOYEE FAQS

Poseida Therapeutics, Inc. – Employee Questions and Answers

1. What was announced regarding Poseida Therapeutics, Inc. and Roche Holdings, Inc.?

On November 25, 2024, Poseida Therapeutics, Inc., a Delaware corporation (the “Company” or “Poseida”), Roche Holdings, Inc., a Delaware corporation (“Parent” or “Roche”) and Blue Giant Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will commence a tender offer (the “Tender Offer”) no later than December 10, 2024, to acquire all issued and outstanding shares of the Company’s common stock at an offer price of $9.00 per share in cash (the “Cash Amount”), plus one non-tradeable contingent value right (each, a “CVR”) per share, with each CVR representing the right to receive certain contingent cash payments of up to an aggregate amount of $4.00 per share upon the achievement of specified milestones as described below (collectively, the “Tender Offer Consideration”), in each case, without interest and subject to any applicable withholding taxes. If successful, the Tender Offer will be followed by a merger of Merger Sub with and into the Company (the “Merger”) with the Company continuing as the surviving corporation in the Merger. All shares of common stock that were not validly tendered in the Tender Offer (other than shares held by the Company, Parent or any of their respective subsidiaries, and any dissenting shares) will be cancelled and converted upon the effective time of the Merger into the right to receive the Tender Offer Consideration (the “Merger Consideration”).

2. What is the Tender Offer?

Please refer to “Additional Information and Where to Find It” below for where you can find information on the Tender Offer.

3. What is a CVR?

A CVR is a right to receive potential contingent payments if certain conditions are satisfied in accordance with the terms of the Contingent Value Rights Agreement to be entered into at the closing of the transactions between Parent and the Rights Agent named therein (the “CVR Agreement”). Here, the CVR included in the Tender Offer Consideration would entitle the recipient to receive certain contingent cash payments of up to $4.00 per CVR, conditioned upon the achievement of certain milestones, within specified time periods. CVR holders would become entitled to receive the following contingent cash payments (each, a “Milestone Payment”):

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Milestone 1: $2.00 per share in cash, upon the initiation of the first pivotal study of a P-BCMA-ALLO1 product for the treatment of any indication (“Milestone 1”), if Milestone 1 is achieved on or before December 31, 2028 (the “Milestone 1 Outside Date”).

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Milestone 2: $1.00 per share in cash, upon initiation of the first pivotal study of a P-CD19CD20-ALLO1 product or of a P-BCMACD19-ALLO1 product for the treatment of an autoimmune indication, including systemic lupus erythematosus or multiple sclerosis (“Milestone 2”), if Milestone 2 is achieved on or before December 31, 2034 (the “Milestone 2 Outside Date”).

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Milestone 3: $1.00 per share in cash, upon the first commercial sale of a P-BCMA-ALLO1 product for the treatment of any indication (“Milestone 3”), if Milestone 3 is achieved on or before December 31, 2031 (the “Milestone 3 Outside Date”).

There is no guarantee that any of the Milestones will be achieved on or before their applicable Outside Dates, or that any Milestone Payments will be made.

4. What does this agreement mean for the Company? Why do we believe this transaction makes sense strategically? If the transaction closes, where will the Company report to within Roche?

Until closing, the Company and Roche will remain separate, independent companies. Antitrust laws require the Company and Roche to remain separate, and not to prematurely integrate or engage in certain joint activities until regulatory reviews are completed and the closing has occurred, if at all. We do not anticipate any significant changes to the Company’s organizational structure prior to closing.

The Company believes that the transaction provides significant value for the Company’s stockholders and reflects its emerging leadership in allogeneic CAR-T, the strength of the interim P-BCMA-ALLO1 clinical data, and the outlook for our pipeline and platform. The transaction also brings together the existing collaboration between the Company and Roche, with the intention of optimizing the go-forward development of programs under the collaboration, and providing increased resources to develop and commercialize the Company’s broad portfolio of cell therapies for oncology, autoimmune and neurological diseases, leveraging Roche’s broad expertise in oncology and immunology. Roche and the Company remain committed to advancing the Company’s pipeline in oncology, autoimmune diseases and other disease areas, as well as the Company’s genetic medicine and technology platforms.

If the transaction closes, the Company will join the Roche Group as part of Roche’s Pharmaceuticals Division.

5. When is the transaction expected to close? Is there anything that could stop it?

The transaction is expected to close in the first quarter of 2025, subject to satisfaction of customary closing conditions, including completion of regulatory review and the tender of a majority of the outstanding shares of common stock of the Company.

6. How will the transaction with Roche affect the employees of the Company? Will I still receive my 2024 performance review and merit bonus? What happens with my accrued vacation hours?

The Company and Roche will continue to operate as separate, independent entities prior to the closing of the transaction, and until closing occurs it is business as usual for both companies. You are expected to maintain your current reporting structure and, except for any changes in connection with our ordinary course annual review process, your compensation, benefits (including accrued vacation) and job responsibilities (including in connection with any ongoing collaboration activities with Roche) are expected to remain unchanged prior to the closing of the transaction.

We understand that a pending transaction of this magnitude provokes a high degree of uncertainty, and we plan to communicate more information when it becomes available and provide answers to questions once decisions are made.

7. I have vested and unvested stock options. What happens to my stock options now?

At the closing of the transaction, any outstanding stock options you hold as of today, whether vested or unvested, will be accelerated and become fully vested as of immediately prior to the closing of the Merger, without any action on your part.

Each unexercised outstanding stock option that has an exercise price per share that is less than $9.00 will be cancelled and converted into the right to receive, (A) an amount in cash (without interest and subject to any applicable withholding tax) equal to the product of (1) the excess, if any, of the Cash Amount over the exercise price per share of each such stock option and (2) the number of shares of common stock underlying such stock option and (B) one CVR in respect of each share of common stock underlying such stock option (collectively, the “Option Consideration”).

Each unexercised outstanding stock option that has an exercise price per share that is greater than $9.00 but less than $13.00 will not be entitled to any payment of the Cash Amount at closing but will receive the CVR included in the Option Consideration with respect to each share of common stock underlying such stock option, and therefore may become entitled to receive (without interest and subject to any applicable withholding tax), at each time a Milestone Payment becomes due and payable in accordance with the terms of the CVR Agreement, an amount in cash equal to the product of (A) the total number of shares of common stock underlying such stock option, multiplied by (B) the amount, if any, by which (1) the Cash Amount plus the amount of such Milestone Payment plus the amount of any other Milestone Payments that previously became due and payable under the terms of the CVR Agreement exceeds (2) the exercise price per share with respect to such stock option plus the Milestone Payment Amounts (as such term is defined in the CVR Agreement), if any, previously paid in respect of each CVR granted in respect of such stock option.

Each unexercised outstanding stock option that has an exercise price per share that is equal to or greater than $13.00 will be cancelled as of immediately prior to the closing of the Merger without any payment being made in respect thereof.

Example 1: If immediately prior to closing of the transactions you held vested stock options exercisable for 1,000 shares with an exercise price of $5.00 per share, you would receive (A) $4,000 (($9.00 minus $5.00) multiplied by 1,000) upon the closing and (B) 1,000 CVRs that would pay you (1) $2,000 if Milestone 1 is achieved on or before the Milestone 1 Outside Date, (2) $1,000 if Milestone 2 is achieved on or before the Milestone 2 Outside Date and (3) $1,000 if Milestone 3 is achieved on or before the Milestone 3 Outside Date. Payments will be subject to applicable tax withholding.

Example 2: If immediately prior to closing you held vested stock options exercisable for 1,000 shares with an exercise price of $11.00 per share, (A) you would not receive any portion of the Cash Amount at closing, (B) if Milestone 1 is achieved on or before the Milestone 1 Outside Date, you would not receive any portion of the payment for Milestone 1 achievement and (C) you may receive an aggregate amount of cash up to $2,000 ($13.00 minus $11.00, multiplied by 1,000), if Milestone 2 and Milestone 3 are achieved on or before the Milestone 2 Outside Date and the Milestone 3 Outside Date, respectively. Payments will be subject to applicable tax withholding.

Example 3: If immediately prior to closing you held vested stock options exercisable for 1,000 shares with an exercise price of $15.00 per share, your options would be cancelled in connection with the closing of the Merger and you would receive no payments in respect of such options.

8. I have unvested restricted stock units. What happens to these awards if they have not fully vested by the closing?

At the closing of the Merger, each award of restricted stock units (“RSUs”) you hold, other than RSUs that may be granted to you as a long-term equity incentive grant during the calendar year ending December 31, 2025 (“2025 RSUs”), will be accelerated and become fully vested without any action on your part. Each RSU will then be cancelled and converted into the right to receive (A) an amount of cash (without interest and subject to deduction for any required withholding tax) equal to the product of (1) the Cash Amount and (2) the number of shares of common stock subject to such RSU (without interest and subject to any applicable withholding tax) and (B) one CVR in respect of each share of common stock subject to such RSU, provided that the 2025 RSUs remain subject to vesting and payment in accordance with the vesting schedule and terms and conditions applicable to such 2025 RSU immediately prior to the closing.

Example: If immediately prior to closing you held vested RSUs covering 1,000 shares, you would receive (A) $9,000 ($9.00 multiplied by 1,000) upon closing of the transaction and (B) 1,000 CVRs that would pay you (1) $2,000 if Milestone 1 is achieved on or before the Milestone 1 Outside Date, (2) $1,000 if Milestone 2 is achieved on or before the Milestone 2 Outside Date and (3) $1,000 if Milestone 3 is achieved on or before the Milestone 3 Outside Date. Payments will be subject to applicable tax withholdings. However, if these RSUs were 2025 RSUs, then you would not be entitled to receive payment of these amounts unless and until such time as the 2025 RSUs would have become vested and payable in accordance with the vesting schedule and terms and conditions applicable to such 2025 RSUs.

9. What happens if I voluntarily resign prior to the closing of the transaction?

If you voluntarily terminate your employment at any time prior to the closing of the Merger, you will not be entitled to any benefits with respect to unvested equity awards and your unvested equity awards will terminate upon your resignation. However, your vested stock options will remain exercisable for such period of time as may be set forth in your stock option documentation and will remain eligible to be paid out in connection with the transaction if they have not expired prior to the closing of the transaction.

10. What happens if I exercise my currently vested stock options before the transaction closes?

You may exercise your vested stock options in accordance with our normal procedures for exercising stock options. You will then be treated as a stockholder of the Company, as discussed further below. Every situation is unique, and you should consult with your personal tax and financial advisors with respect to any decision you may make with respect to your equity awards, and the tax consequences relating to your equity awards.

11. What happens to the shares of common stock of the Company I currently own?

The Tender Offer has not yet commenced. At the time the Tender Offer is commenced, you will be provided with an opportunity to tender your shares in exchange for the Tender Offer Consideration. If you do not tender your shares pursuant to the Tender Offer, and continue to hold them as of immediately prior to the closing, your shares will be cancelled at the effective time of the Merger and converted into the right to receive the Merger Consideration, subject to the satisfaction or waiver of certain conditions in accordance with the terms of the Tender Offer and the Merger Agreement. Please see below under “Additional Information and Where to Find it” for important information with respect to the Tender Offer.

12. Am I allowed to sell or otherwise dispose the shares of common stock of the Company that I hold?

Please refer to the Company’s policy on Insider Trading contained within the Code of Business Conduct and Ethics for any restrictions on trading. If you choose to sell or otherwise dispose of shares you own through a market sale or otherwise outside of the Tender Offer and prior to the effective time of the Merger, you will not be entitled to the receive the Tender Offer Consideration or the Merger Consideration, including the CVR payable following the consummation of the Tender Offer, if successful or the Merger, if successful.

The Company is not providing any financial or investment advice, and does not assume any responsibility for rendering financial or investment advice, with respect to your holdings. Every situation is unique, and you should consult with your personal tax and financial advisors with respect to any decision you may make with respect to your shares of common stock.

13. Is there anything I need to do now in preparation for the close of the transaction related to my equity awards or any shares I own? Do I need to register them anywhere?

Additional details concerning proceeds and information on receiving your transaction consideration in the event the transaction closes will be provided in the tender offer statement on Schedule TO (which will include an offer to purchase, a letter of transmittal and other related materials) that Merger Sub intends to file with the Securities Exchange Commission (“SEC”) and the Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer that the Company intends to file with the SEC, each of which is expected to be filed by December 10, 2024.

14. Will there be any changes to employee salaries, compensation or benefits as a result of the transaction?

Until closing occurs, it is business as usual for Poseida. You are expected to maintain your current reporting structure and, except for any changes in connection with our ordinary course annual review process, your compensation, benefits and job responsibilities are expected to remain unchanged prior to the closing of the transaction. When the transaction is consummated and Poseida joins Roche, it is to be expected that there will be similarities and differences, particularly with benefits plans, corporate policies and compensation practices, that could affect you. Pursuant to the terms of the Merger Agreement, for at least one year following the closing of the transactions, Roche will maintain for any continuing employees compensation and benefits that are in the aggregate substantially comparable to that provided by the Company prior to closing, subject to certain exceptions. Any further information will be forthcoming as part of the transition plan that would be implemented after the closing. We understand that a pending transaction of this magnitude provokes a high degree of uncertainty, and we plan to communicate more information when it becomes available and provide answers to questions once decisions are made.

15. How will we manage current programs and perform operational duties?

Unless and until the close of the transaction, our operational plan remains unchanged. As always, continue to discuss with your manager and the executive team any need to sign contracts or purchase orders committing funds or external resources before signing any contracts or purchase orders. In the lead up to the close of the transaction, transition teams will discuss the approach to planning for a smooth integration of our people and programs with Roche following the closing.

16. Will any changes be made to previously scheduled company events, business travel, in-person meetings, etc.?

Unless and until the transaction closes, the Company is expected to continue to operate our business in the ordinary course, including with respect to previously scheduled corporate events. You should continue to perform your job as you normally would, which includes keeping meetings and traveling as scheduled, unless you are instructed to do otherwise.

17. How will the transition plan be communicated to us? When will we know of any changes in staffing as a result of the transaction?

The parties have only just recently entered into the Merger Agreement and many decisions have yet to be made and will not be made until after the closing of the transactions contemplated by the Merger Agreement, as is generally customary for a transaction of this type. We will continue to operate as an independent company until closing and do not expect changes to reporting lines or management structures during that time period. Over the coming weeks, integration planning teams will work together to determine how best to bring our companies together following the closing and capitalize on the strengths and talent across each organization.

18. What can I share on my social media posts? What can I tell family?

If you wish to share the news on your personal social media account, please reshare the Company’s corporate post on its social media account without additional commentary. If you choose to tell your friends and family, please refer them to the Company’s press release and other statements publicly made by the Company.

19. What should I do if I’m contacted by third parties about the transaction?

Should you be contacted by members of the media or financial community or other third parties regarding this transaction, please refer all inquiries directly to Alex Chapman at achapman@poseida.com.

20. What information can I share with Roche employees while the transaction is pending?

Outside of formal integration planning teams, employees at the Company and Roche should not be sharing confidential information or coordinating with employees of the other company outside of the ordinary course, including with respect to the companies’ respective businesses, R&D activities, pipeline programs, etc.

21. If I have additional questions, who can I ask?

For any related questions, please reach out to your manager or HR business partner. We realize that you may have many questions over the coming weeks. We plan to communicate more information when it becomes available. Please also refer to the materials described in “Additional Information and Where to Find It” below for additional information.

Additional Information and Where to Find It

The Tender Offer described in this communication has not yet commenced. This communication is for information purposes only and is neither an offer to buy nor a solicitation of an offer to sell any securities of the Company, nor is it a substitute for the Tender Offer materials that Parent and Merger Sub will file with the SEC. The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a Tender Offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Parent and Merger Sub intend to file with the SEC. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer.

Once filed, investors will be able to obtain the Tender Offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company on Schedule 14D-9 and related materials with respect to the Tender Offer and the Merger, free of charge at the website of the SEC at www.sec.gov or from the information agent named in the Tender Offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by the Company under the “Investors & Media” section of the Company’s website at www.poseida.com.

Stockholders and investors are strongly advised to read these documents when they become available, including the Solicitation/Recommendation Statement of the Company on Schedule 14D-9 and any amendments thereto, as well as any other documents relating to the Tender Offer and the Merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the Tender Offer because they contain important information, including the terms and conditions of the Tender Offer.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document constitute forward-looking statements within the meaning of the federal securities laws. Any express or implied statements that do not relate to historical or current facts or matters are forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Tender Offer and the other conditions to the consummation of the subsequent Merger set forth in the Merger Agreement, and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of, among other things, risks associated with uncertainties as to the timing of the Tender Offer and the subsequent Merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the Tender Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Tender Offer or the subsequent Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Tender Offer or the subsequent Merger; the risk of legal proceedings being brought in relation to the transactions and the outcome of such proceedings; the effects of disruption from the transactions of the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees and business partners; the possibility that the milestone payments related to the contingent value right will never be achieved and that no milestone payment may be made; the Company’s reliance on third parties for various aspects of its business; risks and uncertainties associated with development and regulatory approval of novel product candidates in the biopharmaceutical industry; risks associated with conducting clinical trials; whether any of the Company’s product candidates will be shown to be safe and effective; the Company’s ability to finance continued operations; competition in the Company’s target markets; and uncertainties pertaining to other business effects, including the effects of industry, market, economic, political or regulatory conditions, future exchange and interest rates and changes in tax and other laws, regulations, rates and policies. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in the Company’s reports on Forms 10-K, 10-Q and 8-K and in other public filings the Company makes with the SEC from time to time. The reader is cautioned not to unduly rely on these forward-looking statements. The forward-looking statements included in this communication are made only as of the date hereof, and the Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.